SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 17, 2005	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, November 17, 2005
(Editors: high-resolution photos are available in the Media section of CPR’s Website)
FRASER RIVER PORT AUTHORITY AND CANADIAN PACIFIC RAILWAY
SIGN AGREEMENT TO CAPITALIZE ON GROWING ASIA-PACIFIC TRADE
SURREY, BC — The Fraser River Port Authority (FRPA) and Canadian Pacific Railway (TSX/NYSE: CP) announced today they have signed a cooperation agreement to enhance service through the port and coordinate investments in infrastructure to capture growth opportunities in global trade.
The agreement will significantly strengthen the competitive position of the Fraser River Port and CPR in rapidly expanding trade with Asia-Pacific countries, including emerging powerhouses China and India. It will also expand growth opportunities for Canadian businesses and support British Columbia’s strategic position as a preferred gateway for Asia-Pacific trade.
“Together, we are sending a powerful signal that cooperation is the cornerstone of prosperity and success in international trade,” Rob Ritchie, Chief Executive Officer of CPR, said. “Our agreement demonstrates further progress in bringing together the players in the supply chain to ensure Canadian businesses and the Canadian and B.C. economies have what they need to seize the opportunities presented by growing Asia-Pacific trade.”
“It is imperative that the ports, transportation industries and all levels of government continue to develop capacity improvements across all modes of the Pacific Gateway logistics chain — marine, road and rail — if we are to facilitate the economic growth of this region, and of Canada,” said Captain Allen Domaas, President and CEO of Fraser River Port Authority.
“Today’s initiative between CPR and the Port Authority, coupled with the significant Gateway infrastructure investments coming from industry and the federal and provincial governments, will ensure the capacity of Fraser River Port can increase to handle a full one-third of the expected cargo that will pass through the Pacific Gateway by 2020.”
Under the agreement, FRPA and CPR will consult on market and trade outlooks and business development opportunities, coordinate investments, and engage in multi-modal planning to build or expand port and rail infrastructure such as terminals and track. FRPA will also support CPR’s efforts to enhance its access to Fraser River facilities to help meet increased demand for rail service.
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Container volumes at British Columbia seaports are expected to grow to between 5 million and 7 million 20-ft. equivalent units (TEUs) by 2020, from 2 million this year. This increase in container traffic, along with rapid growth of resource exports — including coal, grain, potash and sulphur — have pushed the 15-year projected growth in B.C.’s port and rail sector to:
➢	$7.4 billion in annual economic output for B.C., from $2.7 billion — a 174-per-cent increase;
➢	50,000 direct jobs in B.C., from 18,000 — a 178-per-cent increase; and
➢	$2.7 billion in wages paid to B.C. workers each year, from $1 billion — a 170-per-cent increase.
CPR is in the final days of a $160-million expansion of its western track corridor between the Canadian prairies and the Vancouver region, its busiest stretch of track. The expansion, which includes laying sections of double track, building and extending sidings, and improving signal systems, will increase CPR’s western corridor capacity by 12 per cent, or four trains a day. It will provide more rail capacity to handle growing volumes of consumer goods arriving in containers from China and other Asia-Pacific countries, and to feed resources to offshore markets.
Recently, the Canadian government announced $590 million in funding for port and transportation infrastructure and programs to support further development of the Pacific Gateway as a key access point for all of North America. This investment complements significant measures taken by the B.C. government, including investment in infrastructure and port development and property tax relief for port terminal operators.
“There is tremendous opportunity for Canada and for the Pacific Gateway,” Mr. Ritchie said. “We hope this joint initiative by FRPA and CPR will generate further momentum for collaboration and partnerships across the supply chain.”
About Fraser River Port Authority
Fraser River Port is Canada’s second-largest port, and encompasses 270 kilometres of shoreline along the Fraser River from Langley to the Strait of Georgia. It contributes $2.3 billion to Canada’s Gross Domestic Product, generates over $236 million in revenues to all levels of government through taxes and fees, and provides over 12,400 direct jobs.
The Fraser River Port Authority has a mandate to facilitate and support marine trade and port-related activities on the main arm of the Fraser River. For more information, visit the Port Authority’s website at www.frpa.com.
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About CPR
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:

Fraser River Port Authority	Canadian Pacific Railway

Investment Community:

Paul Bell, Vice-President Investor Relations
Tel.: (403) 319-3591
e-mail: investor@cpr.ca

Media :	Media :

Mark Erdman	Len Cocolicchio
Manager, Public Affairs	Tel.: (403) 319-7591
Fraser River Port Authority	e-mail: len_cocolicchio@cpr.ca
Tel: (604) 523-4812
email: marke@frpa.com